(d)(17)(vi)

March 2, 2015

Voya Mutual Funds
7337 East Doubletree Ranch Road

Suite 100
Scottsdale, AZ  85258-2034

Re:                             Expense Limitations

Ladies and Gentlemen:

For shares of Voya Multi-Manager International Small Cap Fund (formerly, ING International Small Cap Fund, the “Fund”), a series of Voya Mutual Funds, Voya Investments, LLC shall waive or lower its investment management fee with respect to each class of shares of the Fund in accordance with the Expense Limitation Agreement between Voya Investments, LLC, and Voya Mutual Funds, dated November 18, 2014, as if the Maximum Operating Expense Limits specified in Amended Schedule A of the Expense Limitation Agreement were as follows:

	Maximum Operating Expense Limit (as a percentage of average net assets)
	Share Classes
Name of Fund	A	B	C	I	O	R	W
Voya Multi-Manager International Small Cap Fund	1.75%	2.40%	2.40%	1.25%	1.65%	N/A	1.40%

We are willing to be bound by this letter agreement to lower our fee for the period from March 2, 2015 through March 1, 2017.  The method of computation to determine the amount of the fee waiver and the definitions as set forth in the Expense Limitation Agreement shall apply.  Any fees waived pursuant to this letter agreement shall not be eligible for recoupment.  This letter agreement shall terminate upon termination of the Expense Limitation Agreement.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of Voya Mutual Funds.

Sincerely,

By:	/s/ Todd Modic
Todd Modic
Senior Vice President